Filed by Walgreen Co.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Walgreen Co.

Commission File No.: 001-00604

Date: August 29, 2014

AUGUST 2014
Winning worldwide

Advancing community pharmacy and elevating the role of pharmacists are keys to going global for the newly created Walgreens Boots Alliance, Inc.

For more than a century, Walgreens and Alliance Boots have run on parallel paths in the U.S. and the U.K. to deliver affordable access to pharmacy, health and wellbeing services. And now that the two iconic brands are merging, Walgreens Boots Alliance, Inc.* plans to expand the pharmacy-led heritages on a global scale.

“Our new global enterprise brings together the best of each organization for the good of our customers and patients,” says president and CEO Greg Wasson. “We’re becoming a new kind of healthcare leader – the first global pharmacy-led, health and wellbeing champion.”

With the merger, Walgreens Boots Alliance becomes the world’s largest purchaser of prescription drugs and many other health and wellbeing products. It also establishes the world’s largest pharmaceutical wholesale and distribution network, serving more than 180,000** pharmacies, doctors, health centers and hospitals in more than 10** countries. The combination of Walgreens and Alliance Boots strengthens our purchasing power and helps us keep the costs of medication affordable while expanding the delivery of healthcare supplies and services across the globe. In addition, owned brands from Walgreens and Boots will have international potential as customers and patients around the world gain access to new products.

“We have an incredible opportunity that lies ahead of us,” says Alex Gourlay, who will step into a new role as executive vice president of Walgreens Boots Alliance and president of Walgreens, effective upon the close of the transaction. “The Boots business I was part of for 37 years and the Walgreens business I’ve come to know and love in the last 10 months are so similar. This idea of being pharmacy-led and care-driven, making sure we’re here for others and not for ourselves, and being focused on each other as one team are all big connections of the cultures.”

*	The transaction is subject to shareholder and various regulatory approvals and is expected to close in the first quarter of calendar year 2015.
**	Figures include Alliance Boots associates and joint ventures.

[Legends included in the original are excerpted at the end of this filing]

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Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transactions between Walgreen Co. (“Walgreens” or the “Company”) and Alliance Boots GmbH (“Alliance Boots”), Walgreens Boots Alliance, Inc. (“Walgreens Boots Alliance”) will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement of Walgreens that also constitutes a prospectus of Walgreens Boots Alliance. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to shareholders of Walgreens. INVESTORS AND SECURITY HOLDERS OF WALGREENS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Walgreens or Walgreens Boots Alliance through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Walgreens or Walgreens Boots Alliance will be available free of charge on Walgreens’ internet website at www.walgreens.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Walgreen’s Investor Relations Department at (847) 315-2361.

Participants in the Solicitation

Walgreens, Alliance Boots, Walgreens Boots Alliance and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Walgreens common stock in respect of the proposed transactions. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies in favor of the proposed transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Walgreens’ directors and executive officers in Walgreens’ Annual Report on Form 10-K for the year ended August 31, 2013 and definitive proxy statement filed with the SEC on November 25, 2013. You can obtain free copies of these documents, which are filed with the SEC, from Walgreens using the contact information above.